Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

February 1, 2012

Notice Posted to the Alpha Beta Netherlands Holding N.V. website (February 2, 2012):

Alpha Beta Netherlands Holding N.V.

Amsterdam

Notice on the non-satisfaction of a completion condition and the non-completion of the exchange offer

This announcement and the information contained herein are restricted and not for release, publication or distribution, in whole or in part, in Japan.

On May 4, 2011, Alpha Beta Netherlands Holding N.V. (the “bidder”) published the offer document (the “offer document”) regarding its voluntary public takeover offer (“exchange offer”) to the shareholders of Deutsche Börse Aktiengesellschaft (“Deutsche Börse”) to acquire their shares in Deutsche Börse (ISIN DE0005810055) (“Deutsche Börse Shares”) against a consideration of one share in the bidder (ISIN NL0009766997) for one Deutsche Börse Share. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). The period pursuant to Section 39c of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) expired midnight at the end of November 4, 2011 (Central European Time).

Pursuant to section 14.1 of the offer document, the exchange offer and the agreements which come into existence as a result of accepting the exchange offer are subject to various completion conditions. The bidder hereby publishes that with decision dated February 1, 2012 the European Commission has prohibited the combination of Deutsche Börse and NYSE Euronext. The satisfaction of the completion condition set forth in section 14.1(b)(i) (EU Commission competition approval) until the latest permissible date, March 31, 2012, has therefore become impossible.

Pursuant to section 14.3 of the offer document the exchange offer has therefore lapsed and the agreements which came into existence as a result of accepting the exchange offer will not be completed and have ceased to exist.

The tendered Deutsche Börse Shares maintained under the ISIN DE000A1KRND6 will be re-booked into the original ISIN DE0005810055 of the untendered Deutsche Börse Shares. The custodian banks of the Deutsche Börse Shareholders who have accepted the exchange offer, have been instructed to effect that re-booking of the tendered Deutsche Börse Shares on February 7, 2012 after close of trading. At the same time, trading of tendered Deutsche Börse shares will be terminated.

Amsterdam, February 2, 2012

Alpha Beta Netherlands Holding N.V.

Deutsche Börse AG Ad Hoc Announcement (February 2, 2012):

European Commission prohibits proposed business combination between Deutsche Börse and NYSE Euronext

Today, Deutsche Börse AG (Deutsche Börse) has been officially notified of the decision of the European Commission to prohibit its proposed business combination with NYSE Euronext. In accordance with the terms of the exchange offer made by Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse on May 4, 2011, as amended, Alpha Beta Netherlands Holding N.V. will publish the termination of the exchange offer and will instruct the custodian banks of the Deutsche Börse shareholders who have accepted the exchange offer to unwind (rückabwickeln) the exchange offer by re-booking the tendered Deutsche Börse shares. The re-booking of the tendered Deutsche Börse shares (DE000A1KRND6) into the original ISIN (ISIN DE0005810055) is expected to occur on February 7, 2012 after close of trading. At the same time, trading of tendered Deutsche Börse shares maintained under the ISIN DE000A1KRND6 will be terminated.

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.